Exhibit (a)(5)(iv)

Salesforce.com Media Contact:

Salesforce.com

Gina Sheibley

917-297-8988

gsheibley@salesforce.com

Salesforce.com Investor Contact:

Salesforce.com

John Cummings

415-778-4188

jcummings@salesforce.com

Salesforce.com Completes Tender Offer for All Outstanding Shares of ExactTarget

SAN FRANCISCO—July 11, 2013—Salesforce.com (NYSE: CRM), the world’s #1 CRM platform (http://www.salesforce.com/), today announced the successful completion of its previously announced tender offer for all of the outstanding shares of common stock of ExactTarget (ET) at a price of $33.75 per share, net to the seller in cash without interest and less any applicable withholding taxes.

The tender offer expired at midnight, New York City Time, at the end of the day on Wednesday, July 10, 2013. As of the expiration of the offer, a total of approximately 64,237,892 ExactTarget shares were validly tendered in the offer and not validly withdrawn, representing approximately 89.7% of the outstanding common stock of ExactTarget. In addition, notices of guaranteed delivery were delivered with respect to approximately 1,601,949 shares, representing approximately 2.2% of the outstanding common stock of ExactTarget. All validly tendered shares have been accepted for payment, which will be made in accordance with the terms of the tender offer.

Salesforce.com will acquire all of the remaining outstanding shares of ExactTarget common stock by means of a merger under Delaware law. In order to accomplish the merger as a “short-form” merger, salesforce.com currently intends to exercise its “top-up” option pursuant to the acquisition agreement, which permits salesforce.com to purchase additional shares of common stock directly from ExactTarget for $33.75 per share (the same purchase price paid in the tender offer). At the effective time of the merger, ExactTarget will become a wholly owned subsidiary of salesforce.com, and each share of ExactTarget’s outstanding common stock will be cancelled and converted into the right to receive the same consideration received by holders who tendered their shares in the tender offer. Thereafter, ExactTarget common stock will cease to be traded on the NYSE.

About salesforce.com

Salesforce.com is the world’s largest provider of customer relationship management (CRM) software. For more information about salesforce.com (NYSE: CRM), visit: www.salesforce.com.

About ExactTarget

ExactTarget is a leading global provider of cross-channel digital marketing software-as-a-service solutions that empower organizations of all sizes to communicate with their customers through email, mobile, social media, web and marketing automation. ExactTarget’s suite of integrated applications enables marketers to plan, automate, deliver and optimize data-driven digital marketing and real-time communications to drive customer engagement, increase sales and improve return on marketing investment. Headquartered in Indianapolis, Indiana with offices in Asia, Australia, Europe, North America and South America, ExactTarget trades on the New York Stock Exchange under the ticker symbol “ET.” For more information, visit www.ExactTarget.com.

Forward-Looking Statements

This document contains forward-looking statements with respect to the closing of the proposed acquisition of ExactTarget. When used in this press release, the words “can,” “will,” “intends,” or similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the acquisition. Salesforce.com does not assume any obligation to update any forward looking statement, whether as a result of new information, future events or otherwise.

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